Exhibit 99.3

ONO Enters into a Definitive Agreement to Acquire Deciphera Pharmaceuticals

Osaka, Japan and Waltham, Massachusetts, April 30, 2024 – ONO Pharmaceutical, Co., Ltd., (TSE: 4528, Representative Director, Chairman of the Board and Chief Executive Officer: Gyo Sagara, “ONO”) and Deciphera Pharmaceuticals, Inc. (NASDAQ: DCPH, Chief Executive Officer: Steven L. Hoerter, “Deciphera”) today announced that on April 29, 2024 (Japan time), ONO and Deciphera entered into a definitive merger agreement under which ONO will acquire all outstanding shares of Deciphera common stock for US $ 25.60 per share in cash through a tender offer followed by a merger of a wholly owned subsidiary of ONO with and into Deciphera with Deciphera surviving as a wholly owned subsidiary of ONO (the “Acquisition”). The total equity value of the Acquisition is approximately US $ 2.4 billion, assuming that there are approximately 94.7 million outstanding shares of Deciphera common stock on a fully diluted basis. The purchase price represents a premium of 74.7% to Deciphera’s closing share price of US $14.65 on April 26, 2024, and a premium of 68.8% to Deciphera’s 30 trading day volume weighted average price as of April 26, 2024. The Boards of Directors of both companies have unanimously approved the Acquisition.

1. Strategic Objectives of the Acquisition

ONO, as a Global Specialty Pharma company, is committed to delivering innovative new drugs to patients around the world. As a part of our medium-term management plan, ONO aims to reinforce our pipeline and accelerate global development, as well as realize direct sales in the United States and Europe. In addition, ONO has designated oncology, immunological diseases, central nervous system diseases, and specialty areas with high medical needs as priority research areas, and we accumulate disease know-how in each area to create new drugs that will bring innovation to medicine on-site. Through this Acquisition, ONO is pleased to welcome Deciphera as a partner with commercial capabilities in the United States and Europe and excellent research and development capabilities in the field of cancer. This combination will further enhance ONO’s pipeline and accelerate its globalization.

Deciphera focuses on the discovery, development, and commercialization of innovative medicines for cancer and has deep expertise in kinase biology (see Table 1 below). QINLOCK® (ripretinib), a KIT inhibitor, is approved in over 40 countries and marketed globally, including in the US, Europe, and China, for the treatment of fourth-line gastrointestinal stromal tumor (GIST). Vimseltinib, a CSF-1R inhibitor, demonstrated statistically significant and clinically meaningful efficacy across all primary and secondary endpoints in the Phase III MOTION trial in patients with tenosynovial giant cell tumor (TGCT). Data from the MOTION trial will be used to support marketing applications in the US and EU in Q2 and Q3 2024, respectively. Deciphera has established highly successful commercial operations in the United States and key European countries to support the distribution of QINLOCK directly, which could be immediately leveraged for vimseltinib, if approved.

With this Acquisition, ONO will expand its oncology pipeline with near-term revenue growth, notably through the immediate addition of QINLOCK® and potential addition of vimseltinib. Moreover, acquiring Deciphera’s commercial capabilities in United States and Europe will strengthen ONO’s global commercial presence. By leveraging Deciphera’s drug discovery capabilities, ONO will further accelerate its research and development capabilities in the field of oncology.

Gyo Sagara, Representative Director, Chairman of the Board and Chief Executive Officer of ONO, said, “We expect that this acquisition of Deciphera will not only expand ONO’s targeted oncology portfolio, but also accelerate ONO’s business development in the United States and Europe, and strengthen kinase drug discovery research. Deciphera’s mission statement “Inspired by Patients: Defeat Cancer” is aligned with ONO’s corporate philosophy “Dedicated to the Fight against Disease and Pain.” We respect the innovative culture of Deciphera and look forward to working together to drive further growth for both ONO and Deciphera.”

Steven L. Hoerter, President and Chief Executive Officer of Deciphera, said, “Deciphera and ONO share a deep commitment to improve the lives of people living with cancer, and the transaction announced today enables us to make even greater impact for patients. Together, we expect to advance and accelerate each organization’s important work through combined research and development capabilities and a global commercial footprint. Importantly, this acquisition delivers for all of Deciphera’s stakeholders. We believe that it provides immediate, compelling value for our shareholders, provides greater opportunities for our world-class team, and ultimately, greater hope for patients . I am excited about the future of the combined organizations and we are honored to contribute to the continued growth of ONO in the United States and around the world.”

2. Overview of the Acquisition

The Acquisition is structured as a tender offer and subsequent merger of Deciphera with a wholly-owned subsidiary of ONO. Under the terms of the merger agreement, ONO will acquire all outstanding shares of Deciphera at a price of US $25.60 per share in cash, which represents a premium of 68.8% to Deciphera’s volume-weighted average price per share over the 30 days ended April 26, 2024, the day before the transaction was announced. ONO will promptly commence the Tender Offer, which will expire 20 business days after its commencement, unless otherwise extended. If the Tender Offer conditions are not satisfied, ONO may be required to extend the Tender Offer under certain circumstances. Upon the successful completion of the tender offer, Ono’s wholly-owned subsidiary will merge into Deciphera, and any shares of common stock of Deciphera not tendered into the offer will receive the same USD per share price payable in the tender offer in the subsequent merger. The closing of the proposed Acquisition is subject to customary closing conditions, including U.S. antitrust clearance and the tender of a majority of Deciphera’s outstanding shares of common stock. The companies expect to complete the Acquisition in the second quarter of ONO’ fiscal year 2024 (third calendar quarter of 2024). In connection with the execution of the merger agreement, certain stockholders of the company owning approximately 28% of the outstanding shares of Deciphera common stock have entered into tender and support agreements pursuant to which they will tender all of their owned shares in the offer. A copy of the definitive merger agreement regarding the proposed Acquisition will be filed with the U.S. Securities and Exchange Commission (“SEC”) and will be publicly available on the SEC’s website at http://www.sec.gov.

BofA Securities is serving as ONO’s financial advisor, Greenberg Traurig is serving as ONO’s legal counsel, KPMG FAS Co., Ltd and KPMG Tax Corporation are serving as ONO’s accounting and tax advisor and WTW and Mercer Japan Ltd. are serving as ONO’s human resource advisor. J.P. Morgan Securities LLC is serving as Deciphera’s financial advisor and Goodwin Procter LLP is serving as Deciphera’s legal counsel.

3. Overview of Deciphera

(1)	Company	Deciphera Pharmaceuticals, Inc.

(2)	Address	200 Smith Street Waltham, MA 02541, USA

(3)	Representative’s Title and Name	President & CEO, Steven L. Hoerter

(4)	Business Description	R&D and Commercialization of pharmaceuticals

(5)	Stated Capital	US $ 805 thousand (as of December 31, 2023)

(6)	Year of Establishment	2017 (initial company Deciphera Pharmaceuticals, LLC was formed in 2003)

(7)	Major shareholders and ownership ratio<br> (as of March 31, 2024)	Brightstar Associates LLC: 28.1% Redmile Group, LLC: 10.2% Blackrock Inc.: 7.3% Deerfield Mgmt, L.P.: 7.0%

(8)	Relationship between ONO and Deciphera	Capital Relationship	N.A.
		Personal Relationship	N.A.
		Business Relationship	N.A.
		Status of A Related Party	N.A.

(9)	Deciphera’s consolidated operating results and consolidated financial position for the past three years(*1)

Accounting Period (Unit: thousands of US $)	Fiscal year ended December 2021	Fiscal year ended December 2022	Fiscal year ended December 2023
Total Equity	304,720	341,691	350,916
Total Assets	429,484	454,039	473,566
Equity per share (US $)(*2)	5.25	4.53	4.13
Revenue	96,148	134,036	163,356
Operating Loss	(300,077)	(182,722)	(210,958)
Net Loss	(299,964)	(178,931)	(194,942)
Net loss per share (US $)	(5.16)	(2.37)	(2.29)
Dividend per share (US $)	—	—	—

(*1)	Information from Deciphera’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2022 and December 31, 2023, filed by Deciphera with the SEC on February 7, 2023 and February 7, 2024.
(*2)	Calculated by total equity divided by weighted average common shares outstanding.

Table.1 Deciphera’s Development Pipeline

Products	Mode of Action	Indication	Stage

QINLOCK	KIT inhibitor	4L GIST, 2L GIST (KIT Exon 11+17/18)	Approved, P3

Vimseltinib	CSF-1R inhibitor	TGCT, cGVHD	Regulatory Submission, P1/2 preparation

DCC-3116	ULK inhibitor	KRAS mutated cancer, GIST	P1b

DCC-3084	Pan-RAF inhibitor	Solid Tumors and Hematologic Malignancies	P1 preparation

DCC-3009	Pan-KIT inhibitor	GIST	IND-enabling

4. Number of shares to be acquired, acquisition price, and status of shareholdings before and after the Acquisition

(1)	Number of shares already acquired	0 shares (Percentage of voting rights: 0%)

(2)	Number of shares to be acquired(*3)	94,721,482 shares

(3)	Transaction consideration	US $ 25.60 per share (approximately US $ 2.4 Bil in the aggregate)

(4)	Number of shares held after the transfer(*3)	94,721,482 shares (Percentage of voting rights: 100%)

(*3)	Based on fully diluted shares of common stock outstanding as of April 24, 2024.

5. Schedule

(1)	Signing date	April 29, 2024

(2)	Estimated Completion of acquisition	Second quarter of ONO’s fiscal year 2024

6. Financial Impact of the Acquisition

ONO is still reviewing the impact and will promptly announce any events that are to be publicly reported.

7. About QINLOCK®

QINLOCK® is indicated for the treatment of adult patients with advanced gastrointestinal stromal tumor (GIST) who have received prior treatment with 3 or more kinase inhibitors, including imatinib in the United States, Europe, and various countries including China. QINLOCK® global sales reached US $163 million in 2023. The phase III INSIGHT trial is currently underway with the aim of expanding the indication to include second-line (2L) GIST patients with KIT exon 11 + 17/18 mutations. Breakthrough Therapy Designation was granted by the U.S. Food and Drug Administration (FDA) for 4th-line treatment of GIST patients in 2019 and for 2L treatment of GIST patients with any of the above mutations in 2023. In 2019, Deciphera entered into a licensing agreement with Zai Lab Ltd (“Zai Lab”), through which Zai Lab has developed and marketed QINLOCK in Greater China and Taiwan.

8. About Vimseltinib

Tenosynovial giant cell tumor (TGCT) is a locally aggressive tumor that occurs inside or near joints. Surgical excision of the tumor is often used as the first line of therapy., but recurrence is common and systemic treatment options are limited. There is significant unmet medical need for new treatment options with improved efficacy and safety. TGCT is driven by a genetic translocation of the colony-stimulating factor 1 (CSF-1) gene and resultant overexpression of CSF-1. Vimseltinib is a highly potent and selective CSF-1 receptor inhibitor that has received Fast Track designation from the FDA, and demonstrated statistically significant and clinically meaningful efficacy across all primary and secondary endpoints in the Phase III MOTION trial in patients with tenosynovial giant cell tumor (TGCT).